Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges for the nine months ended September 30, 2007 and the years ended December 31 as indicated:

	Nine Months	Year Ended December 31,
	Ended
	9/30/2007	2006	2005	2004	2003
Ratio of earnings to fixed charges	13.82	9.95	9.69	9.40	7.88

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations, less interest on FIN 48 liabilities, add-back fixed charges.  Fixed charges consist of interest expense (including capitalized interest, but excluding interest on FIN 48 liabilities) and the portion of rental expense that is representative of the interest factor.